You can view our campaign here:

http://wefunder.com/swiftride

Thank you for your time and consideration. I'd love the chance to connect if this aligns with your interests.

Sani Abdullah
CEO
Swift Ride

You can view our campaign here:

http://wefunder.com/swiftride

Thank you for your time and consideration.

Sani Abdullah
CEO
Swift Ride

Thanks if you do change your mind, here is a link to our wefunder.

http://wefunder.com/swiftride

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Cheers

Sani

Tags

Dear Ren,

Thank you for taking the time to review our pitch deck. We just launched our Wefunder campaign a few days ago and would love the opportunity to tell you more about Swift Ride and what we're building.

Would you be open to a quick chat sometime soon? Let me know what works best for you.

Warm regards,
Sani Abdullah
CEO, Swift Ride

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Invoice: May 19, 2025
Due: December 31, 1969







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